UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

Stephen D. Aftanas

1223 Lower Water St.

Halifax, Nova Scotia

B3J 3S8

902-428-6096

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON Emera Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,126,766
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,126,766
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,126,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) on behalf of Emera Incorporated (the “Reporting Person”), relating to the common shares, without par value (the “Common Shares”) of Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (the “Issuer”). This Amendment No. 2 amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed with the SEC on February 20, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on March 27, 2013. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Original Schedule 13D or Amendment No. 1. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

On October 7, 2014 the Reporting Person acquired, on a private placement basis, 8,708,170 subscription receipts (the “Subscription Receipts”) of the Issuer, at a purchase price of C$8.90 per Subscription Receipt, for an aggregate subscription price of C$77,502,713. The source of funding for the purchase of the Subscription Receipts was available cash on hand of the Reporting Person.

Item 4. Purpose of Transaction

(a) The Common Shares have been acquired for investment purposes only, and the Reporting Person has no intention of acquiring control of the Issuer. Depending upon relevant economic, market or business conditions prevailing from time to time, the Reporting Person may determine to acquire or to dispose of Common Shares of the Issuer in Toronto Stock Exchange traded or privately negotiated transactions or otherwise.

(b)-(j) None.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person may be deemed to beneficially own 50,126,766 Common Shares, representing approximately 22.0% of the Issuer’s outstanding Common Shares.

(b)	The Reporting Person has sole voting power and sole dispositive power with regard to the Common Shares.

(c)	During the last 60 days there were no transactions in the Common Shares affected by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 7, 2014, the Reporting Person acquired, on a private placement basis, 8,708,170 Subscription Receipts of the Issuer, at a purchase price of C$8.90 per Subscription Receipt, for an aggregate subscription price of C$77,502,713. The Subscription Receipts were issued in connection with the previously announced acquisition by the Issuer of the Odell Wind Farm project in Minnesota (the “Odell Acquisition”). The proceeds of the Subscription Receipts are intended to be used by the Issuer to partially finance the Odell Acquisition and the completion of the Odell Wind Farm project. The 8,708,170 Common Shares issuable on conversion of the Subscription Receipts represent approximately 3.8% of the Issuer’s currently issued and outstanding Common Shares (or approximately 3.7% of the Issuer’s issued and outstanding Common Shares after giving effect to the conversion of the Subscription Receipts).

The Subscription Receipts are convertible into Common Shares of the Issuer on a one-for-one basis following completion of the Odell Acquisition, subject to the Reporting Person (i) not holding, after conversion of the Subscription Receipts, more than 25% of the outstanding Common Shares of the Issuer, and (ii) having received all necessary regulatory approvals for acquiring additional Common Shares of the Issuer. In the event that the Reporting Person has not elected to convert the Subscription Receipts by the second anniversary of the closing of the Odell Acquisition, they will automatically convert into Common Shares. In event that the Odell Acquisition is terminated, the Subscription Receipts will be returned to the Issuer for cancellation and the aggregate subscription price for the Subscription Receipts will be repaid to the Reporting Person. In the event that the Reporting Person does not receive regulatory approvals to acquire additional Common Shares in the Issuer, the Reporting Person may, subject to compliance with applicable laws and certain other conditions, transfer the Subscription Receipts to a third party. In addition to holding the Subscription Receipts, the Reporting Person owns 50,126,766 common shares of the Issuer, representing approximately 22.0% of the Issuer’s currently issued and outstanding common shares. In the event that all of the 8,708,170 common shares issuable pursuant to the Subscription Receipts are issued, the common shares so issued, together with the 50,126,766 common shares currently held by the Reporting Person, would represent approximately 24.9% of the Issuer’s issued and outstanding common shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2014

EMERA INCORPORATED

By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas Title: Corporate Secretary